Exhibit 99.1

Kazia Therapeutics Announces Transformative Preclinical Data Demonstrating Paxalisib’s Potential to Overcome Immunotherapy Resistance in Triple-Negative Breast Cancer (TNBC)

Sydney, Australia – 11 June 2025 – Kazia Therapeutics Limited (NASDAQ: KZIA), a clinical-stage biotechnology company pioneering next-generation oncology therapeutics, today announced the publication of transformative preclinical research in the journal Molecular Cancer Therapeutics, a journal of the American Association for Cancer Research that underscores the powerful potential of its lead asset, paxalisib, in reshaping the treatment landscape for triple-negative breast cancer (TNBC), one of the most aggressive and treatment-resistant cancer subtypes.

The preclinical program was conducted by Professor Sudha Rao at the renowned QIMR Berghofer Medical Research Institute, revealing how paxalisib can reprogram the tumor microenvironment and enhance immune response, showing substantial synergy with immune checkpoint inhibitors. The data provide strong scientific and translational rationale for continued development of paxalisib as part of immunotherapy-based regimens.

Key Findings

•	Dual targeting of PI3K and mTOR but not PI3K alone inhibits cancer cell proliferation and migration in vitro.

•	Paxalisib remodels the TNBC tumor microenvironment, increasing CD4+ and CD8+ T cell infiltration and activation

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The combination of paxalisib with KEYTRUDA® (pembrolizumab) demonstrated synergistic antitumor activity in advanced breast cancer, resulting in robust tumor regression and prolonged survival in preclinical models

•	The data validate a mechanistic rationale for ongoing clinical exploration of paxalisib in combination with checkpoint inhibitors and PARP inhibitors

“This landmark study offers a mechanistic and translational foundation for our newly launched Phase 1b clinical trial of paxalisib in advanced breast cancer,” said Dr. John Friend, CEO of Kazia. “It not only extends the therapeutic potential of paxalisib beyond brain cancers but also positions it at the forefront of innovative immunotherapy combinations in solid tumors.”

The publication, “Combination of the PI3K/mTOR inhibitor paxalisib with immune checkpoint inhibitors enhances antitumor activity in preclinical models of triple-negative breast cancer,” is available online at https://aacrjournals.org/mct/article/doi/10.1158/1535-7163.MCT-24-0693/762929/Depleting-the-action-of-EZH2-through-PI3K-mTOR.

Clinical Milestone

Kazia recently announced that the first patient has been dosed in the Phase 1b trial evaluating paxalisib in combination with checkpoint inhibitors and chemotherapy in advanced breast cancer, marking a critical step toward clinical translation of these findings.

For investor and media, please contact Alex Star, Managing Director LifeSci Advisors LLC

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential results of its Phase 1b clinical trial evaluating paxalisib in combination with olaparib or KEYTRUDA® (pembrolizumab), developed by Merck & Co., Inc. for patients with advanced breast cancer, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies, the potential market opportunity for paxalisib and Kazia’s intent and efforts to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to the impact of global economic conditions, and related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr. John Friend, CEO.